EXHIBIT 16.1

October 12, 2022

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE: Standard Premium Finance Holdings, Inc.

File Ref No: 000-56243

We have read the statements of Standard Premium Finance Holdings, Inc., pertaining to our firm included under Item 4.01 of Form 8-K dated October 11, 2022 and agree with such statements as they pertain to our firm. We have read Item 4.01, captioned “Changes in Company’s Certifying Accountant,” of the Current Report on Form 8-K of Standard Premium Finance Holdings, Inc. and are in agreement with the statements therein as they relate to our firm. We have no basis to agree or disagree with the other statements contained therein.

Sincerely,

Liggett & Webb, P.A.

Certified Public Accountants

Boynton Beach, Florida